09055866

DSTATES
...XCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
103

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3796

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wall Street Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert P. Morse **212-856-8200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert P. Morse**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wall Street Management Corporation**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FORTUNATA MESSINA
Notary Public, State of New York
No. 01ME5056688
Qualified in Kings County
Commission Expires March 11, 2010

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Wall Street Management Corporation

We have audited the accompanying statement of financial condition of Wall Street Management Corporation (the Company) as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Management Corporation at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 19, 2009

Wall Street Management Corporation

Statement of Financial Condition

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 370,070
Fees receivable from affiliate	6,513
Investment securities	83,287
Deposits with clearing agent	50,676
Prepaid expenses	7,395
	$ 517,941
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 18,689
Payable to parent for income taxes	15,841
Total Liabilities	34,530
Stockholder's Equity	
Common stock, $1 par value, 6,520 shares authorized, issued and outstanding	6,520
Additional paid-in capital	526,122
Accumulated deficit	(49,231)
Total Stockholder's Equity	483,411
	$ 517,941

See notes to financial statements

Wall Street Management Corporation

Statement of Operations

Year Ended December 31, 2008

REVENUE	
Brokerage commissions	$ 383,079
Investment advisory fees	77,603
Shareholder servicing fees	38,802
Investment income	11,339
Net unrealized (loss) on investments	(71,038)
Total Revenue	439,785
EXPENSES	
Salaries	123,000
Employee benefits	24,000
Clearing fees	142,024
Research service fees	57,269
Occupancy	21,000
Telephone	3,000
Equipment rental	40,421
Professional fees	15,175
Subscriptions	16,023
Registration and filing fees	1,043
Other	6,346
Total Expenses	449,301
Net Loss Before Income Tax Provision	(9,516)
Income tax provision	
Federal	8,175
State and city	8,166
Total Income Tax Provision	16,341
Net Loss	$ (25,857)

See notes to financial statements

Wall Street Management Corporation

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	6,520	$ 6,520	$ 526,122	$ (23,374)	$ 509,268
Net (loss)	-	-	-	(25,857)	(25,857)
Balance, end of year	6,520	$ 6,520	$ 526,122	$ (49,231)	$ 483,411

See notes to financial statements

Wall Street Management Corporation

Statement of Cash Flows

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (25,857)
Adjustments to reconcile net (loss) to cash from operating activities	
Unrealized loss on investments	71,038
Payable to parent company	(70,009)
Realized (gain) on investments	(2,122)
Net change in operating assets and liabilities	
Fees receivable from affiliate	5,933
Prepaid expenses	(577)
Accounts payable and accrued expenses	3,060
Net Cash From Operating Activities	(18,534)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	45,123
Purchase of securities	(31,326)
Net Cash From Investing Activities	13,797
Net Change in Cash and Cash Equivalents	(4,737)
CASH AND CASH EQUIVALENTS	
Beginning of year	374,807
End of year	$ 370,070
SUPPLEMENTAL CASH FLOW INFORMATION	
Change in payable to parent company for income taxes	$ 70,009

See notes to financial statements

Wall Street Management Corporation

Notes to Financial Statements

1. Nature of Business

Wall Street Management Corporation (the "Company"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company is in the business of rendering investment advisory, statistical and research services to The Wall Street Fund, Inc. (the "Fund"), as well as consulting services as it relates to investment management and accordingly, is also registered as an Investment Advisor with the Securities and Exchange Commission (SEC) under the Investment Advisors Act of 1940. Some of the officers and directors of the Company are also officers and/or directors of the Fund.

The company is a wholly owned subsidiary of Morse, Williams & Co., Inc., which in turn is a subsidiary of Morse, Williams Holding Co., Inc.

The Company is exempt from the provisions of rule SEC 15c3-3 under paragraph (k) (2) (ii) in that the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker who also carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily made and kept by a clearing broker. In addition, the clearing broker requires that the Company maintain a minimum deposit of $50,000.

2. Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies *(continued)*

Fair Value of Financial Instruments

The Company adopted FASB Statement No. 157 Fair Value Measurements, ("SFAS 157") as of January 1, 2008, which, among other things, defines fair value, establishes a hierarchal framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy is organized into three levels based upon the assumptions (referred to as "inputs") used in pricing the asset or liability. SFAS 157 states that "observable inputs" reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources and "unobservable inputs" reflect an entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The fair value hierarchy prioritizes the inputs used in valuation techniques and creates the following three broad levels, with Level 1 being the highest priority:

Level 1 Inputs
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. SFAS 157 requires entities to measure fair value using quoted market prices whenever available, unless the active market is not readily available to the entity (for example the entity holds a large block), in which case a Level 2 or Level 3 valuation methodology maybe appropriate.

Level 2 Inputs
Level 2 inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly with fair value being determined through the use of models or other valuation methodologies. The types of investments which may be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives. The Company does not have any investments with Level 2 inputs.

Level 3 Inputs
Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist. Level 3 inputs require significant management judgment and estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities. The Company does not have any investments with Level 3 inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

2. Significant Accounting Policies *(continued)*

Investment Securities

Investment securities are reported at fair value. Fair value for mutual funds is based on the fair value of the net assets of the fund. Fair value of traded securities is based on market quotations. Unrealized gain (loss) is included in net income.

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, securities and accounts receivable. The Company places its cash and securities with quality financial institutions. The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Revenue Recognition

The Company receives commissions on sales of securities for its customers. These securities include mutual funds, bonds, and equity securities listed on the major stock exchanges and those sold over the counter. Commission income and related expenses are recorded on a trade-date basis. Investment advisory and shareholding servicing fees are accrued as earned. The Company also provides advisory services for specific consulting projects relating to investment services.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, income taxes are provided for taxes currently payable and those deferred due to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

The Company is included in consolidated federal, state and city income tax returns with the parent and with Morse, Williams Holding Co., Inc. The Company provides for federal, state and local income taxes on a separate company basis, at the statutory tax rates.

2. Significant Accounting Policies *(continued)*

The Company's deferred income tax asset is comprised of temporary differences relating to unrealized losses on its investments. Management has provided a full valuation allowance of $24,152 against the deferred tax asset for 2008 for amounts that are not considered "more likely than not" to be realized.

While the Company has not yet completed a study of the potential affect of adoption of FIN 48, in the opinion of management, adoption of FIN 48 should not have a significant affect on the Company. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

3. Investment Advisory Fees and Other Transactions with Affiliates

The advisory agreement with the Fund provides for an advisory fee of .50% per annum of the average daily net assets of the Fund. The advisory agreement also provides for the Company to reimburse the Fund for any expenses (including the advisory fees but excluding taxes, interest, brokerage fees and extraordinary expenses incurred in connection with any matter not in the ordinary course of business of the Fund) over 2% of the first $10,000,000, 1.5% of the next $20,000,000 and 1% of any balance greater than $30,000,000 of the Fund's average daily asset value. The Company also serves as the Fund's principal underwriter.

The Company has a shareholder servicing agreement with the Fund for shareholder services, including answering customer inquiries, assisting in processing purchase, exchange and redemption transactions and furnishing Fund communications to shareholders. For services provided under the servicing agreement, the Company receives fees from the Fund at a rate of .25% per annum of the average daily net assets of the Fund.

For the year ended December 31, 2008, the Company earned investment advisory fees of $77,603 and shareholder servicing fees of $38,802 from the Fund. At December 31, 2008, fees receivable from the Fund amounted to $6,513 which includes $4,432 for advisory management fees and $2,171 for shareholder servicing fees.

The Company leases its office space from an affiliated company on a month to month basis. Rent expense for 2008 was $21,000.

4. Investment Securities

All investments held by the Company as of and for the year ended December 31, 2008 consisted of investments with quoted prices in active markets for identical assets (Level 1). Investments at December 31, 2008 are summarized as follows:

Mutual fund	$ 32,992
Common stocks	50,295
Total	$ 83,287

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $458,536 which was $453,536 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital ratio was .075 to 1.

Supplementary Information
Pursuant To Rule 17a-5 Of The
Securities Exchange Act Of 1934

December 31, 2008

Wall Street Management Corporation

Schedule of Computation of Net Capital Under
Securities and Exchange Commision Rule 15c3-1

As at December 31, 2008

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 483,411
Deductions and/or charges		
Non-allowable assets		
Fees receivable from affiliate	$ 6,513	
Prepaid expenses	7,395	13,908
Net capital before haircuts on securities position		469,503
Less: Haircuts on securities		
Other securities		10,967
Net Capital		458,536
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, greater of 6-2/3% of aggregate indebtedness or $5,000		5,000
Excess net capital		$ 453,536
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities		$ 34,530
Percent of aggregate indebtedness to net capital		7.50%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2008

Wall Street Management Corporation

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

December 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

December 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17a-5

The Board of Directors
Wall Street Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Wall Street Management Corporation (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 19, 2009

Wall Street Management Corporation

Financial Statements

December 31, 2008

O'Connor Davies Munns & Dobbins, llp

ACCOUNTANTS AND CONSULTANTS